

Mail Stop 3561

January 18, 2017

Michael J. Wortley
Chief Financial Officer
Cheniere Energy, Inc.
700 Milam Street, Suite 1900
Houston, TX 77002

> **Re: Cheniere Energy, Inc.**
> **Cheniere Energy Partners LP Holdings, LLC**
> **Cheniere Energy Partners, L.P.**
> **Sabine Pass Liquefaction LLC**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Form 10-Q or the Quarterly Period Ended September 30, 2016**
> **Filed February 19, 2016 and November 3, 2016**
> **File Nos. 1-16383, 1-33366, 1-36234 and 333-192373**

Dear Mr. Wortley:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal year Ended December 31, 2015

Cheniere Energy Inc.

Goodwill, page 56

1. We read your response to comment 1. In future filings please disclose the percentage by which fair value exceeded carrying value as of the date of the most recent test or state that fair value substantially exceeds carrying value.

Consolidated Statements of Cash Flows, page 68

2. We read your response to comment 3. Please reconcile for us the difference in share-based compensation recorded in the consolidated statements of stockholders' equity and amounts disclosed in the statement of cash flows for fiscal year 2015 and the 9 months ended September 30, 2016. We note the amounts of compensation capitalized for the respective periods. In this regard please explain the difference between total share-based compensation disclosed in the notes to your financial statements and the amounts recorded in the consolidated statements of stockholders' equity.

Cheniere Energy Inc.

Form 10-Q for the Quarterly Period Ended September 30, 2016

3. We read your response to comment 9. It appears the impairment charge for the nine months ended September 30, 2016 was quantitatively material to income (loss) from operations and represented an unusual or infrequent event or transaction that materially affected the amount of reported income from continuing operations. As such, you should discuss the nature of the impairment charge and the facts and circumstances that resulted in your conclusion to record the amount in management's discussion and analysis of financial condition and results of operations in future filings. Refer to Item 303(a)(3) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tony Watson, Accountant, at (202) 551-3318 or Donna Di Silvio, Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. You may contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products